UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-35064
CUSIP Number: 29102N105
NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:

December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Emergent Capital, Inc.
Full Name of Registrant

______________________________________________________________________________________________________
Former Name if Applicable

5355 Town Center Road, Suite 701     Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33486     City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Emergent Capital, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”).

The Form 10-K could not have been filed with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense because of pending additional information necessary for finalizing its Form 10-K. As of March 16, 2017, the prescribed due date for the Form 10-K, the Company has just entered into certain Master Transaction Agreements with an investor and certain holders of debt instruments issued by the Company with the intent to effect a recapitalization of the Company (the “Agreements”). As a result of the timeliness of the execution of the Agreements and limited internal resources at the Company, the Form 10-K cannot be completed without unreasonable effort or expense. The Company expects to file its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Christopher O'Reilly	561	995-4200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A hereto which is incorporated herein by reference.
______________________________________________________________________________________________________

Emergent Capital, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 16, 2017                    By /s/ Christopher O’Reilly
Name: Christopher O’Reilly
Title: General Counsel and Secretary

Attachment A
The Company expects to report a net loss from continuing operations for the year ended December 31, 2016 of $49.4 million as compared to a loss of $30.4 million for the year ended December 31, 2015. However, the Company cannot provide assurance that the final amounts will not be different than the amounts indicated pending the verification of all information required to be presented in the Form 10-K.
As of December 31, 2016, the Company has incurred substantial losses and reported negative cash flows from operating activities and there continues to be substantial doubt about the company's ability to continue as a going concern. The Company anticipates that its Form 10-K for the year ended December 31, 2016 will include an emphasis of matter paragraph from the Company’s independent registered public accounting firm expressing substantial doubt about its ability to continue as a going concern.